

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2021

Bill Zanker
Chief Executive Officer
GRIT BXNG AT HOME, INC.
9 East 16th Street
New York, NY 10003

Re: GRIT BXNG at Home Inc.
Post-Qualification Amendment to Offering Statement on Form 1-A
Filed June 4, 2021
File No. 024-11392

Dear Mr. Zanker:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Morris at (202) 551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Hank Gracin